                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM T-3
                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                     UNDER THE TRUST INDENTURE ACT OF 1939


                           TRANSTEXAS GAS CORPORATION
                           --------------------------
                              (Name of Applicant)

                 1300 North Sam Houston Parkway East, Suite 310
                              Houston, Texas 77032
                    ----------------------------------------
                    (Address of principal executive offices)

            SECURITIES TO BE ISSUED UNDER INDENTURE TO BE QUALIFIED:

          Title of Class                                      Amount
          --------------                                      ------
15% Senior Secured Notes due 2004                          $200,000,000

                             ---------------------

         Approximate Date of Proposed Public Offering: October 6, 1999

                             ---------------------

                           Ed Donahue, Vice President
                           TransTexas Gas Corporation
                 1300 North Sam Houston Parkway East, Suite 310
                              Houston, Texas 77032
                    (Name and Address of Agent for Service)

                                With a copy to:

                             C. Robert Butterfield
                            Gardere & Wynne, L.L.P.
                            3000 Thanksgiving Tower
                                1601 Elm Street
                              Dallas, Texas 75201

                             ---------------------

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of the applicant.

                                    GENERAL

ITEM 1.  GENERAL INFORMATION.

         (a)      FORM OF ORGANIZATION.

         Corporation.

         (b)      STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH
                  ORGANIZED.

         Delaware.


ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE.

         TransTexas Gas Corporation (the "Applicant" or the "Company") relies upon Section 1145(a)(1) of the Bankruptcy Reform Act of 1978, as amended, Title 11, United States Code (the "Bankruptcy Code"), as the basis for its claim that registration of the offer and sale, pursuant to the Plan (defined below) of the 15% Senior Secured Notes due 2004 (the "Notes") to be issued by the Company under an indenture (the "Indenture") to be dated as of the effective date of the Plan (the "Effective Date"), among the Company and a trustee (to be named by amendment) (the "Trustee"), is not required under the Securities Act of 1933, as amended (the "Securities Act").

         On April 19, 1999, the Company filed a petition for relief under Chapter 11 ("Chapter 11") of the Bankruptcy Code in the United States District Court for the District of Delaware. On April 20, 1999, TransAmerican Energy Corporation ("TEC") and TransAmerican Refining Corporation ("TARC") also filed petitions for relief under Chapter 11. On May 20, 1999, the Chapter 11 cases were transferred to the United States District Court for the Southern District of Texas, Corpus Christi Division (the "Bankruptcy Court"). The cases are being jointly administered under case number 99-21550-C-11. The Company has continued to operate its business and manage its properties as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

         The Company proposes to issue the Notes pursuant to its Second Amended Plan of Reorganization dated September 29, 1999 (as same may be further amended or modified, the "Plan"). The First Amended Joint Disclosure Statement dated September 29, 1999 of the Company, TEC and TARC (the "Disclosure Statement") will be distributed to holders of claims against or interests in the Company for the purpose of soliciting their votes for the acceptance or rejection of the Plan. The Disclosure Statement was approved by the Bankruptcy Court on September 29, 1999. A hearing on confirmation of the Plan will be held on November 9, 1999.


                                  AFFILIATIONS

ITEM 3.  AFFILIATES.

         The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, as of September 29, 1999.


                                John R. Stanley
                                       |
                                       |
                                     (100%)
                         TNGC Holdings Corporation (1)
                                       |
                                       |
                                     (100%)
                   TransAmerican Natural Gas Corporation (2)
                                       |
                                       |
                                     (100%)
                             TEC/TransAmerican LLC
                                       |
                                       |
                                     (100%)
                       TransAmerican Energy Corporation
                                       |
       ---------------------------------------------
       |                                           |
(100%)
TransAmerican Refining                        (72.3%)
Corporation                                   TRANSTEXAS GAS
                                              CORPORATION (3)
                                                   |
                       ------------------------------------------------------------------------------------------------
                       |                 |                    |                   |                |                 |
                    (100%)            (100%)               (100%)              (100%)           (100%)            (100%)
                    Galveston Bay     Galveston Bay        PetroAmerican       TransTexas       TransTexas        TransTexas Gas
                    Processing        Pipeline             Services            Drilling         Exploration       Corporation
                    Corporation       Company              Corporation         Services,        Corporation       -- Liberia
                                                                               Inc.
                                                              |                   |
                                                              |                   |
                                                           (100%)              (99%)
                                                           PetroAmerican       TransTexas
                                                           Offshore, Inc.      Energia de
                                                                               Mexico, S.A. de C.V. (4)


------------------

(1) Other direct and indirect subsidiaries of TNGC Holdings Corporation include TransAmerican Pipeline Corporation, Southern States, Inc., Southern States Exploration, Inc., and Laredo Exploration, Inc.

(2) Other direct and indirect subsidiaries of TransAmerican Natural Gas Corporation include Southeast Marine, Inc., TransAmerican Exploration Corporation, Southeast Louisiana Contractors of Norco, Inc., TransAmerican Gas Transmission Corporation, TransLouisiana Pipeline Corporation, TransAmerican Terminals Corporation, Realty/TransAmerican LLC, JRS Realty, Inc., JRS Properties, Inc., and TCP Construction Company, Inc.

(3) Also owned approximately 9.0% by TransAmerican Natural Gas Corporation and its subsidiary, Southeast Marine, Inc., and approximately 18.7% by the public.

(4)      Also owned 1% by TransTexas Gas Corporation.

Information regarding affiliates as of the Effective Date will be provided by amendment.

                            MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

         The following persons served as directors and executive officers of the Applicant as of September 29, 1999:

         NAME AND ADDRESS*                               OFFICE
         -----------------                               ------

         John R. Stanley                        Chief Executive Officer and
                                                Director

         Arnold Brackenridge                    President and Chief Operating Officer

         Ed Donahue                             Vice President, Chief Financial Officer and
                                                Secretary

         Simon Ward                             Vice President and Treasurer

         George Wright                          Vice President of Accounting

         Thomas B. McDade                       Director and Chairman of the Board

         Robert L. May                          Director

         James V. Langston                      Director

         ------------------

         * The address for each director and executive officer is 1300 North Sam Houston Parkway East, Suite 310, Houston, Texas 77032.

         Upon the Effective Date, all of the directors, except Mr. Stanley, will resign and new directors will be appointed. The new directors will be identified at the confirmation hearing.

         Information regarding directors and executive officers as of the Effective Date will be provided by amendment.

ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.

         Presented below is certain information regarding each person owning 10% or more of the Company's voting securities as of September 29, 1999:

                  NAME AND COMPLETE              TITLE OF CLASS         AMOUNT         PERCENTAGE OF VOTING
                  MAILING ADDRESS*                   OWNED              OWNED           SECURITIES OWNED
                  -----------------              --------------         ------         --------------------

         John R. Stanley (1)                      Common Stock        46,800,264              81.37%

         TNGC Holdings Corporation (2)            Common Stock        46,788,664              81.35%

         TransAmerican Natural Gas
              Corporation (3)                     Common Stock        46,788,664              81.35%

         TEC/TransAmerican LLC (4)                Common Stock        41,588,664              72.31%

         TransAmerican Energy
              Corporation                         Common Stock        41,588,664              72.31%

         ----------------

         * The address of each stockholder is 1300 North Sam Houston Parkway East, Houston, Texas 77032.

         (1) Mr. Stanley owns 3,500 shares of Common Stock of the Company. Mr. Stanley also owns all of the common stock of TNGC Holdings Corporation, and may be deemed to beneficially own all of the shares of Common Stock of the Company beneficially owned by TNGC Holdings Corporation. Mr. Stanley is also deemed to beneficially own 8,100 shares of Common Stock of the Company held by his wife.

         (2) TNGC Holdings Corporation owns all of the common stock of TransAmerican Natural Gas Corporation, and may be deemed to beneficially own all of the shares of Common Stock of the Company owned beneficially by TransAmerican Natural Gas Corporation.

         (3) TransAmerican Natural Gas Corporation owns 5 million shares of Common Stock of the Company. TransAmerican Natural Gas Corporation also owns all of the membership interests of TEC/TransAmerican LLC and all of the common stock of Southeast Marine, Inc., which owns 200,000 shares of Common Stock of the Company. TransAmerican Natural Gas Corporation may be deemed to beneficially own all of the shares of Common Stock of the Company held or owned beneficially by TEC/TransAmerican LLC and Southeast Marine, Inc.

         (4) TEC/TransAmerican LLC owns all of the Common Stock of TEC, and may be deemed to beneficially own all of the shares of Common Stock of the Company held by TEC.

         Information regarding principal owners of voting securities as of the Effective Date will be provided by amendment.


                                  UNDERWRITERS

ITEM 6.       UNDERWRITERS.

         (a)      PERSONS ACTING AS UNDERWRITERS WITHIN LAST THREE YEARS.

         None.

         (b)      PROPOSED PRINCIPAL UNDERWRITER OF SECURITIES PROPOSED TO BE
                  OFFERED.

         None.


                               CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION.

         (a)      CAPITALIZATION.

         Pursuant to the Plan, the Company's Certificate of Incorporation will be amended to provide for, among other things, the authorization of
         (i) 100,000,000 shares of new Class A Common Stock, $0.01 par value (the "New Class A Common Stock"), (ii) 247,500 shares of new Class B Common Stock, $0.01 par value (the "New Class B Common Stock, and, together with the New Class A Common Stock, the "New Common Stock"),
         (iii) 320,000,000 shares of new Senior Preferred Stock (the "New Senior Preferred Stock"), and (iv) shares of new Junior Preferred Stock (the "New Junior Preferred Stock"). The following information is provided with respect to each authorized class of securities of the
         Applicant:

         As of September 29, 1999:

         TITLE OF CLASS                     AMOUNT AUTHORIZED              AMOUNT OUTSTANDING
         --------------                     -----------------              ------------------

         Common Stock
         $0.01 par value                     100,000,000 shares            57,515,566 shares

         13 3/4% Senior Subordinated
         Notes due 2001                     $117,573,000                 $115,800,000


         As of the Effective Date:

         TITLE OF CLASS                     AMOUNT AUTHORIZED              AMOUNT OUTSTANDING
         --------------                     -----------------              ------------------

         Class A Common Stock
         $0.01 par value                     100,000,000 shares             1,002,500 shares*

         Class B Common Stock
         $0.01 par value                         247,500 shares               247,500 shares

         Senior Preferred Stock
         $1.00 par value                     320,000,000 shares           220,000,000 shares

         Junior Preferred Stock
         $1.00 par value                         **                              ***

         15% Senior Secured
         Notes due 2004                     $200,000,000                 $200,000,000

         ------------------

         * As of the Effective Date, there will also be issued 625,000 Warrants (the "New Warrants") to purchase shares of New Class A Common Stock. Each New Warrant will be exercisable to purchase one share of New Class A Common Stock at an exercise price of $120.00 per share. The New Warrants will be exercisable at any time on or after the date of issuance thereof and will expire on June 30, 2002.

         ** An amount adequate to allow reallocation of such shares pursuant to the Plan, and to allow for dividends payable in kind on such shares for 10 years after the Effective Date.

         ***      To be filed by amendment.


         (b)      VOTING RIGHTS.

         The voting rights of each class of voting securities listed in (a) above is described below:

         Old Common Stock

         Each share of the common stock of the Company issued and outstanding prior to the Effective Date (the "Old Common Stock") has one vote with respect to all matters submitted to a vote of stockholders. Cumulative voting is prohibited. The Old Common Stock will be canceled pursuant to the Plan.

         New Common Stock

         Subject to the rights described below of holders of the New Senior Preferred Stock and the New Class B Common Stock to elect directors, holders of shares of New Common Stock will be entitled to one vote per share on any matter submitted to a vote of stockholders. Cumulative voting will be prohibited. The holders of the New Class B Common Stock will have the right, voting separately as a class, to elect one director of the Company during periods in which the holders of the New Senior Preferred Stock are not entitled to elect all five directors of the Company.

         New Senior Preferred Stock

         The holders of the New Senior Preferred Stock will have the right, voting separately as a class, to elect four of the five directors to the New Board of Directors of the Company; provided, that if dividends have not been paid with respect to the payments due on the New Senior Preferred Stock commencing two years after the Effective Date of the Plan, such holders will have the right, voting separately as a class, to elect all five directors to the New Board of Directors of the Company. Such voting rights will terminate when all such dividends accrued and in default have been paid in full or set apart for payment. The term of the fifth director so elected will terminate immediately upon such payment or setting apart for payment. Holders of the New Senior Preferred Stock will have one vote per share, voting together with the new Class A Common Stock (and the New Junior Preferred Stock and any other series of classes of Company stock entitled to vote with the New Class A Common Stock), on all matters on which holders of the New Class A Common Stock are entitled to vote generally. In exercising such voting rights, each outstanding share of New Senior Preferred Stock will be entitled to one vote, excluding shares held by the Company or any entity controlled by the Company, which shares shall have no voting rights.

         In addition, so long as any New Senior Preferred Stock is outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least 75% of all outstanding shares of New Senior Preferred Stock, voting separately as a class, (i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Company so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the New Senior Preferred Stock, (ii) authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the New Senior Preferred Stock as to dividends or upon liquidation, dissolution or winding up of the Company or (iii) effect any reclassification of the New Senior Preferred Stock.

         New Junior Preferred Stock

         Holders of the New Junior Preferred Stock will have one-tenth of one vote per share, voting together with the New Class A Common Stock (and the New Senior Preferred Stock and any other series or classes of Company stock entitled to vote with the New Class A Common Stock), on all matters on which holders of the New Class A Common Stock are entitled to vote generally. In exercising such voting rights, each outstanding share of New Junior Preferred Stock will be entitled to one-tenth of one vote, excluding shares held by the Company or any entity controlled by the Company, which shares shall have no voting rights.


                              INDENTURE SECURITIES

ITEM 8.  ANALYSIS OF INDENTURE PROVISIONS.

         The following analysis of indenture provisions is required under
         Section 305(a)(2) of the Act.

         EVENTS OF DEFAULT; WITHHOLDING OF NOTICE OF DEFAULT

         The Indenture defines an Event of Default as (i) the failure by the Company to pay installments of interest on the Notes as and when the same become due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal or premium, if any, on the Notes when and as the same become due and payable at maturity, redemption, by acceleration, or otherwise, including payment due by reason of a Change of Control,
         (iii) the failure by the Company or any of its Subsidiaries to observe or perform any other covenant, agreement, or warranty contained in the Security Documents, the Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 30 days after written notice is given to the Company by the Trustee or the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding, (iv) certain events of bankruptcy, insolvency, or reorganization in respect of the Company or any of its Subsidiaries, (v) a default which extends beyond any stated period of grace applicable thereto (including any extension thereof) under any mortgage, indenture, or instrument under which there is outstanding any Debt of the Company or any of its Subsidiaries aggregating in excess of $5 million or a failure to pay such Debt at its stated maturity, provided that a waiver by all of the lenders of such debt of such default shall constitute a waiver hereunder for the same period, (vi) final judgments not covered by insurance aggregating at least $5 million at any one time rendered against the Company or any of its Subsidiaries and not stayed or discharged within 60 days, or (vii) any of the Security Documents not being in full force and effect or ceasing to give the Trustee a perfected security interest in, and Lien on, the Collateral (except where no material adverse effect to the holders of the Notes would result). The Indenture provides that if a default occurs and is continuing and if it is known to the Trustee, the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such default; provided, that, except in the case of default in payment of principal of, premium, if any, or interest on the Notes, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Notes.

         If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (iv), above, relating to the Company or its Subsidiaries), then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of 25% in aggregate principal amount of Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal of the Notes, determined as set forth below, and accrued interest thereon, to be due and payable immediately. If an Event of Default specified in clause (iv), above, relating to the Company or its Subsidiaries occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of no less than a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Notes which have become due solely by such acceleration, have been cured or waived.

         Prior to the declaration of acceleration of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any default or potential default, except a default or potential default in the payment of principal of, premium, if any, or interest on any Note not yet cured, or a default or potential default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order, or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

         AUTHENTICATION AND DELIVERY OF THE NOTES; APPLICATION OF PROCEEDS

         A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note but such signature shall be conclusive evidence that the Note has been authenticated pursuant to the terms of the Indenture.

         The Trustee shall authenticate Notes for original issue in the aggregate principal amount of up to $200,000,000 upon a written order of the Company in the form of an Officers' Certificate. The Officers' Certificate shall specify the amount of Notes to be authenticated and the date on which the Notes are to be authenticated. The aggregate principal amount of Notes outstanding at any time may not exceed $200,000,000. Upon the written order of the Company in the form of an Officers' Certificate, the Trustee shall authenticate Notes in substitution of Notes originally issued to reflect any name change of the Company.

         The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. An authenticating agent has the same rights as an Agent to deal with the Company, any Guarantor, any Affiliate, or any of their respective Subsidiaries.

         Notes shall be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

         There will be no proceeds from the issuance of the Notes.

         RELEASE OR RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE

         The Notes are secured by a lien on substantially all of the assets of the Company, other than Inventory and Receivables (the "Collateral").

         Concurrently with any Asset Sale, the Collateral that is the subject of such Asset Sale may be released from the security interest created by the Security Documents.

         Upon satisfaction and discharge of the Indenture, the Trustee's lien on the Collateral will be released.

         The liens securing the Extended DIP Facility, the Post Confirmation Credit Facility and certain other indebtedness will be senior to the lien securing the Notes.

         SATISFACTION AND DISCHARGE OF THE INDENTURE

         The Indenture ceases to be of further effect as to all outstanding Notes (except as to (i) rights of registration of transfer, substitution, and exchange of Notes and the Company's right of optional redemption, (ii) rights of Holders to receive payments of principal of, premium, if any, and interest on the Notes (but not the payment due by reason of a Change of Control) and any other rights of the Holders with respect to such amounts, (iii) the rights, obligations, and immunities of the Trustee under the Indenture, and
         (iv) certain other specified provisions in the Indenture (the foregoing exceptions (i) through (iv) are collectively referred to as the "Reserved Rights")) on the 91st day (or one day after such other greater period of time in which any such deposit of trust funds may remain subject to set aside or avoidance under bankruptcy or insolvency laws, e.g., one year after any such deposit) after the irrevocable deposit by the Company with the Trustee, in trust for the benefit of the Holders, of (i) money in an amount, (ii) U.S. Government Obligations which through the payment of interest and principal will provide, not later than one day before the due date of payment in respect of the Notes, money in an amount, or (iii) a combination thereof, sufficient to pay and discharge the principal of, premium, if any, and interest on the Notes then outstanding on the stated maturity or on the applicable redemption date, as the case may be. Such a trust may be established only if certain conditions are satisfied, including delivery by the Company to the

         Trustee of an opinion of outside counsel acceptable to the Trustee (who may be outside counsel to the Company) to the effect that (i) the defeasance and discharge will not be deemed, or result in, a taxable event for Federal income tax purposes, with respect to the Holders and
         (ii) after the passage of 90 days (or any greater period of time in which any such deposit of trust funds may remain subject to bankruptcy or insolvency laws insofar as those laws apply to the Company) following the deposit of the trust funds, such funds will not be subject to set aside or avoidance under any bankruptcy, insolvency, or other similar laws affecting creditors' rights generally. The Indenture will not be discharged if, among other things, an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company shall have occurred and be continuing on the date of such deposit. The Company will be deemed to have paid and discharged the entire indebtedness on all of the outstanding Notes when (i) all outstanding Notes have been delivered to the Trustee for cancellation, or (ii) the Company has paid or caused to be paid the principal of and interest on the Notes.

         EVIDENCE TO BE FURNISHED TO TRUSTEE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS

         The Company is required to furnish to the Trustee, within 60 days after the end of each fiscal quarter or 105 days after the end of a fiscal quarter that is also the end of a fiscal year, an officers' certificate to the effect that such officers have conducted or supervised a review of the activities of the Company and its Subsidiaries and of performance under the Indenture and that, to the best of such officers' knowledge, based on their review, the Company and its Subsidiaries have fulfilled all of their obligations under the Indenture or, if there has been a default, specifying each default known to them, its nature and its status. The Company is also required to notify the Trustee of any changes in the composition of the Board of Directors of the Company or any of its Subsidiaries or of any amendment to the charter or bylaws of the Company or any of its Subsidiaries.

         The Company and each of its Subsidiaries, where applicable, shall deliver to the Trustee and to each Holder, within 15 days after it files them with the Commission, copies of all reports and information that the Company is required to file with the Commission pursuant to
         Section 13 or 15(d) of the Exchange Act. The Company agrees to continue to be subject to the filing and reporting requirements of the Commission as long as any of the Notes are outstanding.

         Concurrently with the reports delivered pursuant to the preceding paragraph, the Company shall deliver to the Trustee and to each Holder annual and quarterly financial statements with appropriate footnotes of the Company and its Subsidiaries, all prepared and presented in a manner substantially consistent with those of the Company required by the preceding paragraph.


ITEM 9.  OTHER OBLIGORS.

         None.

                   CONTENTS OF APPLICATION FOR QUALIFICATION

         This Application for Qualification comprises:

         (a)      Pages numbered 1 to 13, consecutively.

         (b) The statement of eligibility and qualification on Form T-1 of the trustee under the indenture to be qualified (to be filed by amendment).

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

                  Exhibit T3A-1     Certificate of Incorporation, as amended,
                                    of the Company, as in effect on the date of filing hereof (filed as an exhibit to the Company's registration statement on Form
                                    S-1 under the Securities Act (No.
                                    33-75050), and incorporated herein by
                                    reference thereto).

                  Exhibit T3A-2     Form of Amended and Restated Certificate of
                                    Amendment of the Company, to be filed with the Secretary of State of Delaware and to become effective as of the Effective Date
                                    (to be filed by amendment).

                  Exhibit T3B-1     Bylaws of the Company, as in effect on the
                                    date of filing hereof (filed as an exhibit to the Company's registration statement on Form S-1 under the Securities Act (No.
                                    33-75050), and incorporated herein by
                                    reference thereto).

                  Exhibit T3B-2     Form of Amended and Restated Bylaws of the
                                    Company, to become effective as of the
                                    Effective Date (to be filed by amendment).

                  Exhibit T3C       Indenture, to be dated as of the Effective
                                    Date, between the Company and the Trustee to be named therein, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

                  Exhibit T3D       Not applicable.

                  Exhibit T3E       First Amended Joint Disclosure Statement
                                    Pursuant to Section 1125 of the Bankruptcy
                                    Code dated September 29, 1999 (filed
                                    herewith).

                  Exhibit T3F       Cross reference sheet showing the location
                                    in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act (filed herewith).

                  Exhibit T3G       Trustee's Statement of Eligibility on Form
                                    T-1 under the Act (to be filed by
                                    amendment).

                                   SIGNATURE



         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Applicant, TransTexas Gas Corporation, a Delaware corporation, has duly caused this Application on Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 6th day of October, 1999.

                                                TRANSTEXAS GAS CORPORATION
(Seal)


                                                 By: /s/ Ed Donahue
                                                    ----------------------------
                                                 Name:   Ed Donahue
                                                 Title:  Vice President

Attest:


By: /s/ Ann F. Gullion
   ---------------------------------
Name:   Ann F. Gullion
Title:  Assistant Secretary

                                 EXHIBIT INDEX



Exhibit No.       Exhibit                                                   Page
-----------       -------                                                   ----

   T3A-1 Certificate of Incorporation, as amended, of the Company, as in effect on the date of filing hereof (filed as an exhibit to the Company's registration statement on Form
             S-1 under the Securities Act (No.
             33-75050), and incorporated herein by
             reference thereto).

   T3A-2     Form of Amended and Restated Certificate of
             Amendment of the Company, to be filed with the Secretary of State of Delaware and to become effective as of the Effective Date
             (to be filed by amendment).

   T3B-1 Bylaws of the Company, as in effect on the date of filing hereof (filed as an exhibit to the Company's registration statement on Form S-1 under the Securities Act (No.
             33-75050), and incorporated herein by
             reference thereto).

   T3B-2     Form of Amended and Restated Bylaws of the
             Company, to become effective as of the
             Effective Date (to be filed by amendment).

   T3C       Indenture, to be dated as of the Effective
             Date, between the Company and the Trustee to be named therein, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

   T3D       Not applicable.

   T3E       First Amended Joint Disclosure Statement
             Pursuant to Section 1125 of the Bankruptcy
             Code dated September 29, 1999 (filed herewith).

   T3F Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act (filed herewith).

   T3G       Trustee's Statement of Eligibility on Form
             T-1 under the Act (to be filed by amendment).